EXHIBIT 1

                                 [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                 January 7, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

         Subject of the Event: Appeal of Decision Regarding the Dividend

Further to the Immediate Report dated October 10, 2007 in which the Bank gave notice of the resolution of the Bank's Board of Directors to file an appeal against the decision of the Tel Aviv District dated August 5, 2007 regarding the payment of interest on the perpetual deposits of the Bank with the Treasury against the payment of the dividend in arrears, notice is hereby given that such an appeal was filed in the Supreme Court on January 6, 2008.

The date and time when the Company was first made aware of the event or matter:

January 6, 2008 at 8:00 P.M.